EXHIBIT 99.21

CONSENT OF EXPERT

In connection with the Annual Report on Form 40-F of Yamana Gold Inc. (“Yamana”) for the year ended December 31, 2016 (the “Form 40-F”), we, Canadian Malartic General Partnership, hereby consent to the use of our name in connection with the reference to the report entitled “Technical Report on the Mineral Resource and Mineral Reserve Estimates for the Canadian Malartic Property” dated August 13, 2014 (the “Report”) and to the inclusion or incorporation by reference of references to and extracts from or summaries of the Report (the “Incorporated Information”) in the Annual Information Form filed as an exhibit to the Form 40-F.

We do also hereby consent to the use of our name and the incorporation by reference of the Incorporated Information in Yamana's Registration Statements on Form S-8 (File Nos. 333-148048; 333-145300; 333-159047) and on Form F-10 (File No. 333-202140).

Canadian Malartic General Partnership

By:            /s/ Patrick Champagne
Name:         Patrick Champagne
Title:         Assistant General Manager - Mill

March 28, 2017